UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

GreenLight Biosciences Holdings, PBC

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536G 105

(CUSIP Number)

Carlos A. Gonzalez May

c/o Rivas Capital LLC

104 Mt Auburn St, Suite 5F

Cambridge, MA 02138

(617) 990-3002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39536 G105

1	NAME OF REPORTING PERSON: Macro Continental, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,416,895
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,416,895

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,416,895
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

2

CUSIP No. 39536 G105

1	NAME OF REPORTING PERSON: Malacca Jitra PTE Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,368,301
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,368,301

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,368,301
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No. 39536 G105

1	NAME OF REPORTING PERSON: Rivas Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,515,333
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,515,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,515,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 39536 G105

1	NAME OF REPORTING PERSON: Carlos A. Gonzalez May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 6,300,529
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 6,300,529

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,300,529
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of GreenLight Biosciences Holdings, PBC, a Delaware public benefit corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 200 Boston Avenue, Suite 3100, Medford, Massachusetts 02155.

Item 2. Identity and Background

(a) This Schedule 13D is being jointly filed by and on behalf of each of Macro Continental, Inc., a Bahamas corporation (“Macro”), Malacca Jitra PTE Inc., a Bahamas corporation (“Malacca”), Rivas Ventures LLC, a Delaware limited liability company (“Rivas”), and Carlos A. Gonzalez May, an American citizen (“Carlos Gonzalez”) and together with Macro, Malacca and Rivas, the “Reporting Persons”).

Mr. Gonzalez, Alejandro J. Gonzalez May (“Alejandro Gonzalez”) and Jose Ignacio Gonzalez Holmann (“Jose Gonzalez”) are the sole directors and officers of Macro and Malacca. Carlos Gonzalez, Alejandro Gonzalez and Jose Gonzalez serve as the secretary, vice-president and president for each of Macro and Malacca, respectively. Mr. Gonzalez is the sole manager of Rivas.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 4, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b-c) The principal business address of each of the Reporting Persons, Alejandro Gonzalez and Jose Gonzalez is c/o Rivas Capital LLC, 104 Mount Auburn Street, Suite 5F, Cambridge, MA 02138.

The principal business of each of Macro, Malacca and Rivas is asset management. As his principal occupation, Mr. Gonzalez serves as the CEO of Rivas Capital LLC. The principal business of Rivas Capital LLC is asset management. Alejandro Gonzalez and Jose Gonzalez are independent investors and are not currently employed by any corporation or other organization.

(d) During the last five years, none of the Reporting Persons, Alejandro Gonzalez or Jose Gonzalez have been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.

(e) During the last five years, none of the Reporting Persons, Alejandro Gonzalez or Jose Gonzalez were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Macro and Malacca are Bahamas corporations. Rivas is a Delaware limited liability company. Carlos Gonzalez is a citizen of the United States; Alejandro Gonzalez and Jose Gonzalez are citizens of Nicaragua.

Item 3. Source and Amount of Funds or Other Consideration

On August 31, 2017, Macro received 777,115 shares of Common Stock in connection with the conversion of certain shares of the Issuer’s then-existing preferred stock. On December 7, 2021, Macro acquired 139,780 shares of Common Stock through open market purchases. On February 1, 2022, Macro acquired 500,000 shares of Common Stock pursuant to a subscription agreement between Macro and the Issuer. All of such shares were acquired with working capital.

Between November 23, 2021 and December 15, 2021, Malacca acquired 200,000 shares of Common Stock through open market purchases. Between March 10, 2023 and April 3, 2023, Malacca acquired an additional 1,168,301 shares of Common Stock through open market purchases. All of such shares were acquired with working capital.

On February 5, 2019 and June 12, 2020, Rivas received an aggregate 964,313 shares of Common Stock in connection with the conversion of certain shares of the Issuer’s then-existing preferred stock. On August 11, 2022, Rivas acquired 2,551,020 shares of Common Stock pursuant to a subscription agreement between Rivas and the Issuer. All of such shares were acquired with working capital.

The description of the Merger Agreement (as defined below), the Note Purchase Agreement (as defined below) and the Contribution and Exchange Agreements (as defined below) included below in response to Item 4 are incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

The securities reported herein were acquired in August 2017, February 2019, June 2020, November 2021, December 2021, February 2022, August 2022, March 2023 and April 2023 and solely for investment purposes with the aim of increasing the value of the investment and the Issuer.

Merger Agreement

On May 29, 2023, the Issuer entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with SW ParentCo, Inc., a Delaware corporation (“Parent”) and wholly-owned subsidiary of Fall Line Endurance Fund, LP, and SW MergerCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, (a) Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of Common Stock, other than shares of Common Stock held by the certain stockholders of the Issuer that have entered into the Contribution and Exchange Agreements whereby they have agreed to contribute to Parent their shares of Common Stock (such shares of Common Stock, collectively, the “Rollover Shares”, and such shareholders of the Issuer holding Rollover Shares, collectively, the “Rollover Stockholders”, each a “Rollover Stockholder”) and the shares of Common Stock held by Parent and Merger Sub and certain other shares specified in the Merger Agreement (together with the Rollover Shares, the “Excluded Shares”), at a purchase price of $0.30 per share of Common Stock (the “Offer Price”), (b) immediately following the consummation of the Offer, each of the Rollover Stockholders will contribute their Rollover Shares to Parent (the “Rollover”) and (c) as soon as practicable following the consummation of the Merger, but following the consummation of the Rollover, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, will be cancelled and converted into the right to receive the Offer Price in cash per share without interest and net of any applicable withholding taxes. The Excluded Shares will be automatically cancelled and cease to exist, without payment of any consideration or distribution therefor.

Immediately prior to the Effective Time, each option to purchase shares of Common Stock (each, a “Issuer Option”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time and has a per share exercise price less than the Offer Price (an “In-The-Money Option”) shall be cancelled in exchange for an amount in cash equal to the number of shares of Common Stock subject to such Issuer Option multiplied by the amount by which (x) the Offer Price exceeds (y) the per share exercise price for such an In-the-Money Option (the “Issuer Option Cash Out Amount”). Each Issuer option that is not an In-The-Money Option shall be cancelled at the effective time without payment. Each outstanding restricted stock unit award subject to time-based or other vesting restrictions (each, an “Issuer RSU Award”) immediately prior to the Effective Time, shall, to the extent not vested, become fully vested and then (ii) each such Issuer RSU Award shall be automatically canceled in consideration for the right to receive a lump sum cash payment equal to the product of (x) the Offer Price and (y) the number of shares of Common Stock represented by such Issuer RSU Award (the “Issuer RSU Cash Out Amount”). Payment of the Issuer Option Cash Out Amount and the Issuer RSU Cash Out Amount shall be made no later than 30 business days following the Closing, subject to any applicable withholding taxes.

In addition, the Issuer shall promptly take all necessary actions to ensure that no offering or purchase period commences under the Issuer’s 2022 Employee Stock Purchase Plan (the “Issuer ESPP”) and that no shares of capital stock of the Issuer are issued under the Issuer ESPP. Prior to the Effective Time, the Issuer shall take all necessary actions to terminate the Issuer ESPP.

At the Effective Time, each outstanding warrant to purchase shares of Common Stock pursuant to the Warrant Agreement, dated January 13, 2021, by and between Environmental Impact Acquisition Corp. and Continental Stock Transfer & Trust Issuer (the “Warrant Agreement”) will, in accordance with its terms, automatically and without any required action on the part of the holder thereof, become a warrant exercisable for the Offer Price that such holder would have received if such warrant had been exercised immediately prior to the Effective Time; provided that if a holder of such warrant properly exercises such warrant within 30 days following the public disclosure of the consummation of the Merger, the holder of such warrant will be entitled to the Black-Scholes Warrant Value (as defined in the Warrant Agreement) with respect to such warrant, which would have been equal to approximately $0.00065873 per warrant as of the close of trading on May 26, 2023.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of business of the Issuer during the interim period between the execution of the Merger Agreement and the Effective Time (including prohibition on certain actions, such as amendment to organizational documents, payment of dividends or distributions, incurrence of certain capital expenditures, entry into a new line of business, and incurrence of certain indebtedness, among others) and (ii) the obligation to use commercially reasonable efforts to obtain consents, approvals, registrations, waivers, permits, orders or other authorizations from, and making any filings and notifications with, any governmental authority or third party necessary, property or advisable under applicable law to consummation the Offer and the Merger.

The Offer will initially remain open for 20 business days (as calculated in accordance with Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended) from (and including) the date of commencement of the Offer. If at the scheduled expiration time of the Offer, any condition to the Offer (other than any conditions that by their nature are to be satisfied at the expiration of the Offer, but subject to such conditions remaining capable of being satisfied) has not been satisfied and has not been waived by Parent or Merger Sub (to the extent waivable), Merger Sub may, in its discretion, and Parent may cause Merger Sub to, extend the Offer in accordance with the terms of the Merger Agreement to permit the satisfaction of all Offer conditions. The obligation of Merger Sub to consummate the Offer is subject to the satisfaction or waiver of conditions, including, among others, there being a number of shares of Common Stock validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined in section 251(h)(6) of the Delaware General Corporate Law (the “DGCL”)), together with any shares of Common Stock otherwise owned by Merger Sub or its “affiliates” (as defined in section 251(h)(6) of the DGCL) that do not represent at least (a) a majority of the outstanding Common Stock, not otherwise owned by Merger Sub, its “affiliates” (as defined in section 251(h)(6) of the DGCL) or the Rollover Stockholders, (as defined below) and (b) the number of the shares of Common Stock outstanding immediately following the consummation of the Offer that, together with the shares of Common Stock owned by Merger Sub, its “affiliates” (as defined in section 251(h)(6) of the DGCL) and the Rollover Stockholders, equals at least such percentage of the shares of Common Stock, and of each class or series thereof, that would be required to adopt the Merger Agreement under the DGCL and the Issuer’s organizational documents.

The Merger Agreement provides for a 30-day “go-shop” period beginning on the date of the Merger Agreement and continuing until 11:59 p.m. (New York City time) on June 28, 2023, during which period the Issuer and its representatives are permitted to actively initiate, solicit, knowingly facilitate or encourage alternative acquisition proposals from third parties and to provide information to, and participate in discussions and engage in negotiations with, third parties regarding any alternative acquisition proposals. After such 30-day go-shop period and subject to certain exceptions, the Issuer will be subject to a customary “no-shop” provision whereby it is prohibited from (i) entering into solicitations, discussions or negotiations concerning, or providing confidential information in connection with, any alternative transaction and (ii) withholding, withdrawing, qualifying, amending or modifying the Issuer Recommendation in a manner adverse to Parent.

The “no shop” provision allows the Issuer, under certain circumstances and in compliance with certain obligations set forth in the Merger Agreement, to provide non-public information and engage in discussions and negotiations with respect to an unsolicited acquisition proposal that constitutes or is reasonably expected to lead to an alternative transaction that the Board (as defined below) (or an authorized committee thereof, including the Special Committee (as defined below)) determines would be more favorable, from a financial point of view, to the Issuer’s stockholders than the Merger and in the best interests of those materially affected by the Issuer’s conduct (a “Superior Proposal”).

Under certain circumstances and in compliance with certain obligations set forth in the Merger Agreement, the Issuer is permitted to terminate the Merger Agreement prior to the Acceptance Time (as defined in the Merger Agreement) to accept a Superior Proposal, subject to the payment of an expense reimbursement. The Issuer is also required to pay an expense reimbursement (A) if Parent terminates because (i) the board of directors of the Issuer (the “Board”), acting on the recommendation of the Special Committee of the Board (the “Special Committee”), shall have effected an Adverse Recommendation Change (as defined in the Merger Agreement); provided, that Parent must provide notice of termination within five (5) business days of the Adverse Recommendation Change, (ii) the Issuer materially breaches Section 5.3 of the Merger Agreement, (iii) the Issuer fails to recommend against a competing tender or exchange offer within 10 business days thereof, (iv) the Issuer fails to publicly affirm the Issuer Recommendation in favor of the Offer within ten (10) business days of a request from Parent (when permitted to make such a request under the Merger Agreement), or (v) the Acceptance Time has not occurred by February 29, 2024 (or as extended in accordance with the Merger Agreement) if as of such time Parent could have terminated the Merger Agreement pursuant to any of clauses (i) through (iv) immediately above or (B) if, following the date of the Merger Agreement, (i) an alternative acquisition proposal is publicly announced and has not been withdrawn prior to termination of the Merger Agreement, (ii) (x) Parent terminates the Merger Agreement because the Issuer breaches any of its representations or warranties, or fails to perform any of its covenants or agreements contained in the Merger Agreement, in any such case, which gives rise to the failure of certain offer conditions in the Merger Agreement (and such breach is not cured within 20 business days thereof or is not capable of being cured), or (y) either party terminates the Merger Agreement because the Offer has expired as a result of the non-satisfaction of one or more offer conditions or has been terminated or withdrawn and (iii) within 12 months after termination, the Issuer consummates any alternative transaction or enters into a definitive agreement providing for an alternative transaction. In no event would the Issuer be required to pay an expense reimbursement fee on more than one occasion. The Issuer’s expense reimbursement obligation cannot exceed $1,575,000.

If the Acceptance Time occurs, the Issuer must reimburse Parent for all of its fees and expenses relating to the Merger Agreement, the Note Purchase Agreement, the Contribution and Exchange Agreements and the transactions contemplated thereby, including the Offer and the Merger, without any cap.

If the Merger is effected, the Issuer’s Common Stock will be delisted from the NASDAQ Capital Market and the Issuer’s obligation to file periodic reports under the Act will terminate, and the Issuer will be privately held.

The Reporting Persons anticipate that approximately $52,000,000 million is expected to be expended to complete the Offer and the Merger. This amount includes (a) the estimated funds required by Parent and Merger Sub to purchase all of the issued and outstanding shares of Common Stock (other than the Excluded Shares) for the Offer Price, (b) the estimated transaction costs of the parties associated with the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Note Purchase Agreement and the Contribution and Exchange Agreements (the “Transactions”) and (c) cash for a period of time for general working capital purposes of Parent and the Issuer after the consummation of the Offer and Merger.

Note Purchase Agreement

Concurrently with the execution of the Merger Agreement, each of the persons named under column (A) below (i) entered into those certain Secured Convertible Note Purchase Agreement (the “Note Purchase Agreements”) with Parent confirming its commitment to pay to Parent, at the Acceptance Time (as defined in the Merger Agreement) cash in the amount set forth opposite such person(s)’s name(s) under column (B) (less the amount under column (C)) in exchange for secured convertible promissory notes and (ii) were issued by the Issuer Advance Notes (the “Advance Notes”) and made a cash payment to the Issuer in the amount set forth in column (C) (each a “Note”, and collectively the “Notes”) for purposes of funding (a) the Offer Price in the Offer and in the Merger, (b) fees and expenses incurred by the parties to the Merger Agreement in connection with the transactions contemplated thereby and (c) general working capital of the Issuer, prior to the consummation of the Merger, and of Parent, including the Surviving Corporation, following the consummation of the Merger.

Name (A)	(B) Aggregate Investment Amount	(C) Advance Note Commitment Amount
Fall Line Endurance Fund, LP	$10,000,000.00	$2,880.460.87
S2G Builders Food & Agriculture Fund III, LP	$10,000,000.00	$2,880.460.87
MVIL, LLC	$10,000,000.00	$2,880.460.87
Cormorant Private Healthcare Fund II, LP	$4,829,000.00	$1,390,974.56
Cormorant Global Healthcare Master Fund, LP	$5,171,000.00	$1,489,486.32
Macro Continental, Inc.	$5,000,000.00	$1,440,230.44
Series Greenlight 3, a separate series of BlueIO Growth LLC	$6,075,000.00	$1,749,879.98
Furneaux Capital Holdco, LLC	$200,000.00	$57,609.22
Velocity Financial Group, LLC	$300,000.00	$86,413.83
Lewis and Clark Ventures I, LP	$500.000.00	$144,023.04

Contribution and Exchange Agreement

In connection with the transactions contemplated by the Merger Agreement, Parent entered into with each of the Rollover Stockholders, a Contribution and Exchange Agreement (collectively, the “Contribution and Exchange Agreements”) pursuant to which the Rollover Stockholders agreed to contribute in aggregate 120,521,038 Rollover Shares to Parent, in exchange for shares of Series A-2 Preferred Stock, par value $0.001 per share, of Parent. Such Rollover Shares constitute approximately 79.46% of the total issued and outstanding shares of Common Stock as of the date hereof. The Contribution and Exchange Agreements will terminate upon the first to occur of the consummation of the Merger, the date and time that the Merger Agreement is terminated in accordance with its terms and the date and time that the Board or the Special Committee make an Adverse Recommendation Change in accordance with the Merger Agreement.

The foregoing descriptions of the Merger Agreement, the Note Purchase Agreement and the Contribution and Exchange Agreements and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 1 to this Report, of the Note Purchase Agreement, a copy of which is filed as Exhibit 2 to this Report and of the Contribution and Exchange Agreement, a copy of which is filed as Exhibit 3 to this Report, each of which is incorporated by reference into this Item 4. The Merger Agreement, the Note Purchase Agreement and the Contribution and Exchange Agreements are incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about the Issuer, Parent, or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement, the Note Purchase Agreement and the Contribution and Exchange Agreements were made only for purposes of that agreement, as applicable, and as of specific dates; were solely for the benefit of the other parties thereto; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties thereto instead of establishing those matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Issuer, Parent, Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of such agreements, which subsequent information may or may not be fully reflected in public disclosures by the Issuer or Parent. None of the Merger Agreement, the Note Purchase Agreement or the Contribution and Exchange Agreements should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the transactions contemplated thereby that will be contained in, or incorporated by reference into, the tender offer statement on Schedule TO and Schedule 13E-3 and the Solicitation/Recommendation Statement on Schedule 14D-9, as well as in the other filings that each of the Issuer, Parent and Merger Sub make with the SEC.

Item 5. Interest in Securities of the Issuer

(a) As of the close of business on June 8, 2023, the Reporting Persons acquired or has been granted, and for the purposes of Rule 13d-3 of the Exchange Act, beneficially own, an aggregate of 6,300,529 shares of Common Stock, which represents roughly 4.2% of the 151,681,314 shares outstanding of the Issuer.

(b)

Reporting Person	Number of Shares with Sole Voting and Dispositive Power	Number of Shares with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned
Macro Continental Inc.	0	1,416,895	1,416,895	0.9%
Malacca Jitra PTE Inc.	0	1,368,301	1,368,301	0.9%
Rivas Ventures LLC	0	3,515,333	3,515,333	2.3%
Carlos A. Gonzalez May	0	6,300,529	6,300,529	4.2%

(c) The Reporting Persons have not effected any transactions in the shares of Common Stock in the sixty days prior to the date hereof.

(d) No person, other than the Reporting Persons, is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock reported in this Statement.

(e) Not applicable.

As a result of the Reporting Persons’ actions in respect of the Contribution and Exchange Agreement, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Such “group” may constitute the following individuals:

Shares Outstanding		151,681,314
Name	Number of Shares (per their forms)	%Ownership
S2G Ventures Fund I, LP	2,087,043	1.38%
S2G Ventures Fund II, LP	8,582,284	5.66%
S2G Builders Food & Agriculture Fund III, LP	11,551,245	7.62%
Builders GRNA Holdings, LLC	127,551	0.08%
Morningside Venture Investments Ltd.	15,919,155	10.50%
MVIL, LLC (morningside)	1,000,000	0.66%
Fall Line Endurance Fund, LP	11,452,834	7.55%
Kodiak Venture Partners III, L.P	9,573,157	6.31%
Kodiak III Entrepreneurs Fund, L.P.	236,741	0.16%
Continental Grain Company	2,387,044	1.57%
Conti Greenlight Investors, LP	4,102,198	2.70%
MLS Capital Fund II, L.P.	5,818,575	3.84%
Cormorant Global Heathcare Master Fund, LP	4,751,020	3.13%
Cormorant Private Healthcare Fund II, LP	4,437,639	2.93%
Neglected Climate Opportunities, LLC	4,041,280	2.66%
Rivas Ventures LLC	3,515,333	2.32%
Prelude Ventures LC	3,189,151	2.10%
CG Investments Inc. VI	1,552,500	1.02%
Lewis & Clark Plant Sciences Fund I, LP	1,816,746	1.20%
Lewis & Clark Ventures I, LP	557,632	0.37%
Insud Pharma, S.L.	2,551,020	1.68%
Xeraya Cove Ltd.	1,734,277	1.14%
The Board of Trustees of the LeLand Stanford Junior University	1,687,374	1.11%
Alexandria Venture Investments, LLC	1,609,909	1.06%
Boscolo Intervest Limited	1,520,408	1.00%
Macro Continental, Inc.	1,416,895	0.93%
Malacca Jitra PTE Inc.	1,368,301	0.90%
Cummings Foundation, Inc.	1,275,510	0.84%
Grupo Ferrer Internacional, S.A.	1,094,248	0.72%
Sage Hill Investors	1,000,000	0.66%
Serum Institute	1,000,000	0.66%
Tao Invest III LLC	834,817	0.55%

Tao Invest V	1,836,847	1.21%
Series GreenLight 2, a separate series of BlueIO Growth LLC	569,423	0.38%
Series Greenlight, a separate series of BlueIO Growth LLC	500,890	0.33%
New Stuff LLC	500,000	0.33%
New Stuff Deux LLC	306,112	0.20%
Lupa Investment Holdings, LP	367,369	0.24%
RPB Ventures, LLC	300,000	0.20%
Velocity Financial Group	292,186	0.19%
David Brewster	172,500	0.11%
Rosemary Sagar (BlueIO investor)	208,704	0.14%
Michael Ruettgers Revocable Trust as amended and restated	206,629	0.14%
Furneaux Capital Holdco, LLC	188,134	0.12%
Deval Patrick	172,500	0.11%
Samambaia Investments Limited	159,493	0.11%
Carole S. Furneaux	150,000	0.10%
Alfa Holdings, Inc.	100,000	0.07%
Ricardo Sagrera	93,860	0.06%
Michael Steinberg	91,842	0.06%
Rodrigo Aguilar	85,330	0.06%
Roger Richard	69,888	0.05%
Matthew Walker	63,775	0.04%
Dennis Clarke	25,510	0.02%
Eric Anderson	25,510	0.02%
Karthikeyan Ramachandriya	47,000	0.03%
Marta Ortega-Valle	29,798	0.02%
Himanshu Dhamankar	27,255	0.02%
Sweta Gupta	2,329	0.00%
Jason Gillian	28,732	0.02%
Ifeyinwa Iwuchukwu	14,886	0.01%
Nicholas Skizim	26,965	0.02%
Lorenzo Aulisa	2,697	0.00%
Caitlin Macadino	28,821	0.02%
Riverroad Capital Partners	12,010	0.01%
Anna Senczuk	9,984	0.01%
Steve Naugler	8,157	0.01%
Maria Lurantos	4,015	0.00%

TOTAL	120,521,038	79.46%

As a result, the group may be deemed to have acquired beneficial ownership of all the shares beneficially owned by each member of the “group”. As such, the group may be deemed to beneficially own in the aggregate 120,521,038 shares of Common Stock. The above Common Stock does not include any Common Stock which may be beneficially owned by any of the other parties to the Merger Documents not listed above. The individuals and/or entities listed in the table in this Item 5 other than the Reporting Persons herein have been notified that such individuals and/or entities may beneficially own certain Common Stock and need to file separate beneficial ownership reports with the SEC related thereto. Neither the filing of this Report nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Common Stock beneficially owned in the aggregate by other members of the “group” and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

The Reporting Persons’ responses to Item 4 are incorporated by reference into this Item 6.

Item 4 above summarizes certain provisions of the Merger Agreement, the Note Purchase Agreement and the Contribution and Exchange Agreements and is incorporated herein by reference. A copy of each of the Merger Agreement, the Note Purchase Agreement and the Contribution and Exchange Agreements is attached as an exhibit to this Report, and each is incorporated herein by reference.

Except as set forth herein, neither of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibit

Exhibit No.	Description

Exhibit 1	Agreement and Plan of Merger, dated May 29, 2023, by and among Issuer, Parent and Merger Sub.

Exhibit 2	Secured Convertible Note Purchase Agreement, dated May 29, 2023, by and among Parent and the investor signatories thereto.

Exhibit 3	Form of Contribution and Exchange Agreement, dated May 29, 2023, by and among each of the Rollover Stockholders and Parent.

Exhibit 4	Joint Filing Agreement, dated June 8, 2023, by and between the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2023

Macro Continental, Inc.

By	Carlos A. Gonzalez May
Name: Carlos A. Gonzalez May
Title: Director

Malacca Jitra PTE Inc.

By	Carlos A. Gonzalez May
Name: Carlos A. Gonzalez May
Title: Director

Rivas Ventures LLC

By	Carlos A. Gonzalez May
Name: Carlos A. Gonzalez May
Title: Manager

By:	Carlos A. Gonzalez May
Name: Carlos A. Gonzalez May